UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (Registration Number 333-228301) of Gamida Cell Ltd. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the Company’s Registration Statement on Form 20-F (Registration Number 001-38716) shall be deemed to be incorporated by reference herein and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

August 7, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1
Unaudited Interim Consolidated Statements of Financial Position as of June 30, 2019 and June 30, 2018, and Unaudited Interim Consolidated Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018

99.2	Press Release, dated August 6, 2019 Gamida Cell Reports Second Quarter 2019 Financial Results and Provides Company Update

101
Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Interim Consolidated Statements of Financial Position, (ii) Interim Consolidated Statements of Comprehensive Income, (iii) Interim Consolidated Statements of Changes in Shareholders’ Equity, (iv) Interim Consolidated Statements of Cash Flows, and (v) the Notes to Interim Consolidated Financial Statements